UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Galapagos NV

(Name of Issuer)

Ordinary Shares, no par value, and American Depositary Shares, each of which represents one Ordinary Share

(Title of Class of Securities)

BE0003818359 (Ordinary Shares)

36315X101 (American Depositary Shares)

(CUSIP Number)

Van Herk Investments B.V.

Lichtenauerlaan 30
3062 ME Rotterdam
The Netherlands

Telephone: +31-10-241-1555

Attn: Erik G.A. Esveld

with a copy to:

Sarah K. Solum, Esq.

Freshfields Bruckhaus Deringer US LLP

2710 Sand Hill Road

Menlo Park, California 94025

(650) 618-9250

(Name, Address and Telephone Number of
Person Authorized to Receive Notices and Communications)

November 2, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 36315X101

1	Names of Reporting Persons Van Herk Investments B.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) BK, WC, PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The Netherlands
Number of	7	Sole Voting Power 4,635,672
Shares Beneficially	8	Shared Voting Power 0
Owned by Each	9	Sole Dispositive Power 4,635,672
Reporting Person With	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,635,672
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.1%*
14	Type of Reporting Person (See Instructions) CO

*	Based on 65,530,121 ordinary shares, no par value, of Galapagos NV (the “Issuer”) issued and outstanding as of September 20, 2021, as reported in the Issuer’s Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 21, 2021.

1	Names of Reporting Persons Van Herk Investments THI B.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) BK, WC, PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The Netherlands
Number of	7	Sole Voting Power 0
Shares Beneficially	8	Shared Voting Power 4,635,672
Owned by Each	9	Sole Dispositive Power 0
Reporting Person With	10	Shared Dispositive Power 4,635,672
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,635,672
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.1%*
14	Type of Reporting Person (See Instructions) CO

*	Based on 65,530,121 ordinary shares, no par value, of the Issuer issued and outstanding as of September 20, 2021, as reported in the Issuer’s Form 6-K filed with the SEC on September 21, 2021.

1	Names of Reporting Persons Van Herk Private Equity Investments B.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) BK, WC, PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The Netherlands
Number of	7	Sole Voting Power 0
Shares Beneficially	8	Shared Voting Power 4,635,672
Owned by Each	9	Sole Dispositive Power 0
Reporting Person With	10	Shared Dispositive Power 4,635,672
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,635,672
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.1%*
14	Type of Reporting Person (See Instructions) CO

*	Based on 65,530,121 ordinary shares, no par value, of the Issuer issued and outstanding as of September 20, 2021, as reported in the Issuer’s Form 6-K filed with the SEC on September 21, 2021.

1	Names of Reporting Persons Stichting Administratiekantoor Penulata
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) BK, WC, PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The Netherlands
Number of	7	Sole Voting Power 0
Shares Beneficially	8	Shared Voting Power 4,635,672
Owned by Each	9	Sole Dispositive Power 0
Reporting Person With	10	Shared Dispositive Power 4,635,672
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,635,672
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.1%*
14	Type of Reporting Person (See Instructions) OO

*	Based on 65,530,121 ordinary shares, no par value, of the Issuer issued and outstanding as of September 20, 2021, as reported in the Issuer’s Form 6-K filed with the SEC on September 21, 2021.

1	Names of Reporting Persons Van Herk Management Services B.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) BK, WC, PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The Netherlands
Number of	7	Sole Voting Power 0
Shares Beneficially	8	Shared Voting Power 4,635,672
Owned by Each	9	Sole Dispositive Power 0
Reporting Person With	10	Shared Dispositive Power 4,635,672
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,635,672
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.1%*
14	Type of Reporting Person (See Instructions) CO

*	Based on 65,530,121 ordinary shares, no par value, of the Issuer issued and outstanding as of September 20, 2021, as reported in the Issuer’s Form 6-K filed with the SEC on September 21, 2021.

1	Names of Reporting Persons Onroerend Goed Beheer – en Beleggingsmaatschappij A. van Herk B.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) BK, WC, PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The Netherlands
Number of	7	Sole Voting Power 0
Shares Beneficially	8	Shared Voting Power 4,635,672
Owned by Each	9	Sole Dispositive Power 0
Reporting Person With	10	Shared Dispositive Power 4,635,672
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,635,672
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.1%*
14	Type of Reporting Person (See Instructions) CO

*	Based on 65,530,121 ordinary shares, no par value, of the Issuer issued and outstanding as of September 20, 2021, as reported in the Issuer’s Form 6-K filed with the SEC on September 21, 2021.

1	Names of Reporting Persons A. van Herk Holding B.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) BK, WC, PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The Netherlands
Number of	7	Sole Voting Power 0
Shares Beneficially	8	Shared Voting Power 4,635,672
Owned by Each	9	Sole Dispositive Power 0
Reporting Person With	10	Shared Dispositive Power 4,635,672
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,635,672
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.1%*
14	Type of Reporting Person (See Instructions) CO

*	Based on 65,530,121 ordinary shares, no par value, of the Issuer issued and outstanding as of September 20, 2021, as reported in the Issuer’s Form 6-K filed with the SEC on September 21, 2021.

1	Names of Reporting Persons Stichting Administratiekantoor Abchrys
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) BK, WC, PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The Netherlands
Number of	7	Sole Voting Power 0
Shares Beneficially	8	Shared Voting Power 4,635,672
Owned by Each	9	Sole Dispositive Power 0
Reporting Person With	10	Shared Dispositive Power 4,635,672
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,635,672
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.1%*
14	Type of Reporting Person (See Instructions) OO

*	Based on 65,530,121 ordinary shares, no par value, of the Issuer issued and outstanding as of September 20, 2021, as reported in the Issuer’s Form 6-K filed with the SEC on September 21, 2021.

1	Names of Reporting Persons Adrianus van Herk
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) BK, WC, PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The Netherlands
Number of	7	Sole Voting Power 0
Shares Beneficially	8	Shared Voting Power 4,635,672
Owned by Each	9	Sole Dispositive Power 0
Reporting Person With	10	Shared Dispositive Power 4,635,672
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,635,672
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.1%*
14	Type of Reporting Person (See Instructions) IN

*	Based on 65,530,121 ordinary shares, no par value, of the Issuer issued and outstanding as of September 20, 2021, as reported in the Issuer’s Form 6-K filed with the SEC on September 21, 2021.

ITEM 1.	SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates are the ordinary shares, no par value (the “Ordinary Shares”), and American Depositary Shares (“ADSs” and, together with the Ordinary Shares, the “Common Stock”), each of which represents one Ordinary Share, of Galapagos NV (the “Issuer”). The principal executive offices of the Issuer are located at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed by (i) Van Herk Investments B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHI”), with respect to Common Stock beneficially owned by it; (ii) Van Herk Investments THI B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHIT”), with respect to Common Stock beneficially owned by VHI; (iii) Van Herk Private Equity Investments B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHPI”), with respect to Common Stock beneficially owned by VHI and VHIT; (iv) Stichting Administratiekantoor Penulata, a foundation organized under the laws of the Netherlands (“Penulata”), with respect to Common Stock beneficially owned by VHI, VHIT and VHPI; (v) Van Herk Management Services B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHMS”), with respect to Common Stock beneficially owned by VHI, VHIT and VHPI; (vi) Onroerend Goed Beheer – en Beleggingsmaatschappij A. van Herk B.V., a private company with limited liability incorporated under the laws of the Netherlands (“OGBBA”), with respect to Common Stock beneficially owned by VHI, VHIT, VHPI and VHMS; (vii) A. van Herk Holding B.V., a private company with limited liability incorporated under the laws of the Netherlands (“Holdings”), with respect to Common Stock beneficially owned by VHI, VHIT, VHPI, VHMS and OGBBA; (viii) Stichting Administratiekantoor Abchrys, a foundation organized under the laws of the Netherlands (“Abchrys”), with respect to Common Stock beneficially owned by VHI, VHIT, VHPI, VHMS, OGBBA and Holdings; and (ix) Adrianus van Herk (“Mr. van Herk”) with respect to Common Stock beneficially owned by VHI, VHIT, VHPI, VHMS, OGBBA, Holdings, Penulata and Abchrys.

Each of VHIT, VHPI, Penulata, VHMS, OGBBA, Holdings, Abchrys and Mr. van Herk disclaim beneficial ownership of the securities covered by this Schedule 13D.

(b)	The principal business address of each of VHI, VHIT, VHPI, Penulata, VHMS, OGBBA, Holdings, Abchrys and Mr. van Herk is: Lichtenauerlaan 30, 3062 ME Rotterdam, the Netherlands.

(c)	Mr. van Herk is (i) an investor, (ii) the holder of all of the depositary receipts issued by Penulata and Abchrys, (iii) the sole board member of Penulata and Abchrys, and (iv) the sole managing director of VHMS, OGBBA and Holdings. Penulata holds substantially all the issued and outstanding shares of VHPI. VHPI is the sole shareholder of VHIT. VHIT is the sole shareholder of VHI. VHI is principally engaged in making investments. Abchrys holds substantially all of the issued and outstanding shares of Holdings. Holdings is the sole shareholder of OGBBA. OGBBA is the sole shareholder of VHMS and is principally engaged in making investments. VHMS is the sole managing director of VHI, VHIT and VHPI.

(d)	During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. van Herk is a citizen of the Netherlands.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

In December 2013, VHI acquired its initial investment in the Issuer from Mr. van Herk, who had acquired Common Stock in open market transactions over time. From time to time since December 2013, (i) VHI has acquired Common Stock in open market transactions for its own account and (ii) Mr. van Herk has acquired Common Stock in open market transactions for the account of VHI pursuant to an agreement between Mr. van Herk and VHI (the “Account Agreement”). In addition, VHI purchased Common Stock via option assignments. From time to time, shares of Common Stock held by Mr. van Herk pursuant to the Account Agreement are transferred to VHI.

The sources of the funding for the purchase of Common Stock were the general working capital of VHI or the personal funds of Mr. van Herk, as applicable. The working capital of VHI is in part funded by margin loans provided by various banks. The shares of Common Stock held by VHI, together with certain other securities, have been pledged as security for such loans.

ITEM 4.	PURPOSE OF TRANSACTION

On November 2, 2021, VHI provided notice to the Issuer of its intent to nominate Mr. Dharminder Chahal for election to the Issuer’s board of directors.

The Reporting Persons acquired the Common Stock reported herein for investment purposes in the ordinary course of business. Except as described above, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in Item 4 of Schedule 13D of the Act, but the Reporting Persons reserve the right to propose, undertake or participate in any such actions in the future.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a), (b) The information set forth in or incorporated by reference in Items 2, 3, 4 and 6 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(c)       The following transactions with respect to the Ordinary Shares were effected by VHI during the past 60 days on Euronext Amsterdam, with the exception of the Ordinary Shares purchased pursuant to a put option assignment on September 17, 2021, which was effected on Euronext Brussels. Except as otherwise described in this Schedule 13D, no other transactions were effected by the Reporting Persons during the past 60 days.

Date	Buy/Sell	Number of Ordinary Shares	Price per Ordinary Share
9/6/2021	Buy	20	€50.83
9/6/2021	Buy	20	€50.66
9/8/2021	Buy	1,000	€50.84
9/17/2021	Buy (put option assignment)	97,500	€115.00
9/21/2021	Buy	50	€45.84
9/21/2021	Buy	50	€45.90
9/21/2021	Buy	20	€45.82
9/22/2021	Buy	50	€45.89
9/22/2021	Buy	500	€45.78

(d)       Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.

(e)       Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The table below lists (i) the unexpired put options VHI has written, which provide that VHI will be required to purchase additional Ordinary Shares if the counterparty thereto exercise such put options on or before the expiration date; and (ii) the unexpired call options VHI has purchased, which provides that VHI has the right (but not the obligation) to purchase the Ordinary Shares at the strike price indicated on or before the expiration date. Each of the below listed transactions was conducted in the ordinary course of business on the open market for cash.

Nature of the Arrangement	Buy/Sell	Number of Ordinary Shares Underlying Option	Strike Price per Ordinary Share	Expiration Date
Put option	Sell	400	€240.00	12/17/2021
Call option	Buy	3,839	€100.00	6/17/2022
Put option	Sell	3,882	€100.00	6/17/2022
Put option	Sell	752	€110.00	6/17/2022

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies as of the date hereof.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

99.1*	Joint Filing Agreement, dated November 2, 2021, by and among the Reporting Persons, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

99.2	Power of Attorney, dated as of September 16, 2019, by and among the Reporting Persons, incorporated by reference herein by reference to Exhibit 99.2 to Amendment No. 3 to Schedule 13G filed by the Reporting Persons on September 17, 2019 with respect to Zealand Pharma A/S (File No. 001-38178).

*Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2021

VAN HERK INVESTMENTS B.V.

By:	/s/ Eric G.A. Esveld
Name: Erik G.A. Esveld
Title: Attorney-In-Fact*

VAN HERK INVESTMENTS THI B.V.

By:	/s/ Eric G.A. Esveld
Name: Erik G.A. Esveld
Title: Attorney-In-Fact*

VAN HERK PRIVATE EQUITY INVESTMENTS B.V.

By:	/s/ Eric G.A. Esveld
Name: Erik G.A. Esveld
Title: Attorney-In-Fact*

STICHTING ADMINISTRATIEKANTOOR PENULATA

By:	/s/ Eric G.A. Esveld
Name: Erik G.A. Esveld
Title: Attorney-In-Fact*

VAN HERK MANAGEMENT SERVICES B.V.

By:	/s/ Eric G.A. Esveld
Name: Erik G.A. Esveld
Title: Attorney-In-Fact*

ONROEREND GOED BEHEER – EN BELEGGINGSMAATSCHAPPIJ A. VAN HERK B.V.

By:	/s/ Eric G.A. Esveld
Name: Erik G.A. Esveld
Title: Attorney-In-Fact*

A. VAN HERK HOLDING B.V.

By:	/s/ Eric G.A. Esveld
Name: Erik G.A. Esveld
Title: Attorney-In-Fact*

STICHTING ADMINISTRATIEKANTOOR ABCHRYS

By:	/s/ Eric G.A. Esveld
Name: Erik G.A. Esveld
Title: Attorney-In-Fact*

ADRIANUS VAN HERK

By:	/s/ Eric G.A. Esveld
Name: Erik G.A. Esveld
Title: Attorney-In-Fact*

* Pursuant to a Power of Attorney, dated as of September 16, 2019, by and among the Reporting Persons.